INVESTMENT POLICY CHANGE

At a meeting of the funds board of directors, held on September 19, 2007, the board approvedchanges in the funds principal investment strategies related to its investment in municipal securities rated below investment grade and in unrated securities. The fund may now invest up to 20% of its total assets in securities that, at the time of purchase, are rated lower than investment grade or are unrated and of comparable quality (securities commonly referred to as high yield securities or junk bonds). The board also approved the removal of the funds restriction on the percentage of assets that may be invested in unrated securities. The fund had previously been limited to investing no more than 25% of its total assets in unrated securities and now may invest an unlimited amount in such securities, provided the fund is otherwise permitted to invest in such securities.